iVoice Technology, Inc.
                                       750 Highway 34
                                 Matawan, New Jersey 07747



                                    February 2, 2006

VIA EDGAR and FACSIMILE (202-772-9210)
--------------------------------------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

      Re:   iVoice Technology, Inc.
            Registration Statement on Form SB-2
            SEC File No. 333-130472
            ------------------------------------

Ladies and Gentlemen:

            On behalf of iVoice Technology, Inc. (the "Company"), the undersigned hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the above-captioned Registration Statement be accelerated to 9:30 a.m., New York City time, on February 6, 2006 or as soon as practicable thereafter.

            The undersigned, on behalf of the Company, hereby acknowledges that:

            o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

            o the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We ask that Marilyn Feuer (telephone 212-715-9149) be advised upon the Registration Statement becoming effective.


                                    Respectfully submitted,


                                    IVOICE TECHNOLOGY, INC.


                                    By: /s/ Jerome R. Mahoney
                                       ----------------------------
                                       Name:  Jerome R. Mahoney
                                       Title:  Chairman of the Board


cc: Marilyn Feuer